SilverCrest Reports First Quarter 2023 Results

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - May 11, 2023 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce its financial and Las Chispas Mine ("Las Chispas") operational results for the first quarter of 2023 ("Q1, 2023"). All amounts herein are presented in United States Dollars ("US$"), unless otherwise stated. Certain amounts shown in this news release may not total to exact amounts due to rounding differences.

N. Eric Fier, CEO, commented, "Marking another significant milestone for SilverCrest, Q1, 2023 was our first full quarter of production since Las Chispas was declared commercial in November 2022. We generated $19.3 million of net free cash flow1 allowing for accelerated debt prepayment of $25.0 million and a robust quarter end cash position of $45.8 million. As a testament to our strong financial position, execution and risk management, subsequent to Q1, 2023 we made an additional debt prepayment of $20 million and have now repaid 95% of our debt within six months of declaring commercial production. We remain focused on completion of the Updated Technical Report in late Q2, 2023 which will include updated costs, a new Life of Mine ("LOM") plan and allow for the inclusion of data from our initial production period. This report will provide us with the details to support production and cost guidance."

Q1, 2023 Financial Highlights

● Sold a total of 14,200 ounces ("oz") of gold and 1.36 million oz of silver at average realized prices1 of $1,879 per oz gold and $23.00 per oz silver.

● Revenue of $58.0 million and cost of sales of $22.4 million, resulting in mine operating income of $35.6 million.

● Income of $27.2 million or $0.18 per share.

● Cash flow from operating activities before changes in non-cash working capital items of $35.5 million or $0.24 per share.

● Cash costs1 of $6.57/oz silver equivalent2 ("AgEq") sold and all-in sustaining cost ("AISC")1 of $11.45/oz AgEq sold.

● Net free cash flow1 of $19.3 million for $0.13 per share.

● Repaid $25.0 million of debt in the quarter for total debt repayments of $65.0 million to the end of Q1, 2023.

● Ended the quarter with cash of $45.8 million and net cash1 of $21.0 million.

Q1, 2023 Operating Highlights

● Underground production mining rates averaged 707 tonnes per day ("tpd") during Q1, 2023, slightly ahead of H1, 2023 expectations of 650-700 tpd, however development rates are tracking below expectations.

● Average daily processing plant throughput of 1,160 tpd with an estimated 40% of production feed sourced from stockpiles during the quarter.

● Processed grades increased from Q4, 2022, averaging 4.06 grams per tonne ("gpt") gold (3.67 gpt in Q4, 2022) and 419 gpt silver (382 gpt in Q4, 2022).

● Metallurgical recoveries remained robust with an average gold recovery of 97.5% (96.9% in Q4, 2022) and average silver recovery of 91.9% (93.3% in Q4, 2022).

● Recovered 13,300 ounces of gold and 1.29 million ounces of silver, or 2.45 million silver equivalent ounces.

● Contract discussions are underway with mining contractors, including our current contractor, with a goal of finalizing negotiations in H2, 2023.

1 Average realized prices, net free cash flow, net cash, cash cost per AgEq ounce sold, AISC per ounce are non-IFRS financial measures. Non-IFRS financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. Please refer to the "NON-IFRS FINANCIAL MEASURES" section of this news release for additional information.

2 Silver equivalent (or "AgEq") is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1.

Q1, 2023 Operational and Financial Highlights

	Unit	Q1, 2023	Q4, 2022(1)
Revenue	$ millions	58.0	40.8
Cost of sales	$ millions	(22.4)	(14.3)
Mine operating income	$ millions	35.6	26.5
Income for the period	$ millions	27.2	5.2
Income per share - basic	$/share	0.18	0.03
Net free cash flow	$ millions	19.3	N/A(2)
Cash costs	$/oz AgEq sold	6.57	N/A(2)
All-in sustaining costs ("AISC")	$/oz AgEq sold	11.45	N/A(2)
	Unit	March 31, 2023	December 31, 2022
Cash and cash equivalents	$ millions	45.8	50.8
Credit Facility Debt	$ millions	(25.0)	(50.0)
Net cash	$ millions	21.0	1.2
	Unit	Q1, 2023	Q4, 2022
Ore mined	tonnes	63,600	64,700
Ore milled(3)	tonnes	104,400	104,400
Average daily mill throughput	tpd	1,160	1,135

Gold (Au)
Average grade	gpt	4.06	3.67
Recovery	%	97.5	96.9
Recovered	oz	13,300	11,940
Sold	oz	14,200	11,400
Average realized price	$/oz	1,879	N/A(2)

Silver (Ag)
Average grade	gpt	419	382
Recovery	%	91.9	93.3
Recovered	million oz	1.29	1.20
Sold	million oz	1.36	0.98
Average realized price	$/oz	23.00	N/A(2)

Silver equivalent (AgEq)(4)
Recovered	million oz	2.45	2.23

(1) During Q4, 2022 the Company declared commercial production effective November 1, 2022

(2) This information was not available for Q4, 2022.

(3) Ore milled includes material from stockpiles and ore mined.

(4) Silver equivalent (or "AgEq") is based on the NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project dated January 4, 2021 (the "2021 Feasibility Study") Mineral Resource and Reserve gold to silver ratio of 86.9:1.

Subsequent event

Subsequent to the end of Q1, 2023 the Company made prepayments totaling $20.0 million towards the term facility, reducing debt outstanding to $5.0 million.

Underground

In Q1, 2023 mining rates averaged 707 tpd, slightly above the expected range of 650-700 tpd for H1, 2023. The mine ramp-up beyond H1, 2023 will be defined in the Updated Technical Report. Mined grades in the quarter were estimated to average 4.18 gpt gold and 428 gpt silver.

Underground capital development is tracking behind plan by approximately 790 metres due to the delay of a ventilation raise and the shift to more operating development. This benefited the AISC in the quarter. The Company expects to accelerate sustaining capital development during the remainder of 2023 which will increase the amount of sustaining development included in AISC.

During the quarter, SilverCrest began contract discussions with underground mining contractors, including the current contractor. These discussions are expected to conclude in H2, 2023. As part of these ongoing discussions, SilverCrest expects to receive updated cost estimates that can be utilized in the Updated Technical Report for underground mining and development, which represent a significant portion of SilverCrest's cost structure.

Processing Plant

During Q1, 2023, the Las Chispas processing plant performed well. Quarterly throughput averaged 1,160 tpd with an estimated 40% of processing plant feed sourced from stockpiles. Average throughput was slightly below H1, 2023 planned rate of 1,200 tpd. Throughput and stockpile usage beyond H1, 2023 will be defined in the Updated Technical Report.

Processed gold and silver grades increased from Q4, 2022 levels as the percentage of lower grade stockpile feed was reduced. Gold grades averaged 4.06 gpt (3.67 gpt in Q4, 2022) and silver grades averaged 419 gpt (382 gpt in Q4, 2022). Gold recoveries increased from Q4, 2022 (97.5% vs. 96.9%) while silver recoveries declined (91.9% vs. 93.3%) due to some operating issues in the first half of January 2023. These operating issues were corrected in January 2023 and silver recoveries have improved to levels above Q4, 2022.

13,300 oz of gold and 1.29 million oz of silver or 2.45 million silver equivalent oz were recovered in the quarter. It is expected that metal recovered in Q2, 2023 will be similar to levels in Q1, 2023.

Costs

During the quarter, cash costs averaged $6.57/oz AgEq sold and project level AISC, which include Las Chispas exploration and site G&A averaged $10.09/oz AgEq sold. Corporate level AISC which aligns with the World Gold Council definition of AISC averaged $11.45/oz AgEq sold. These costs incorporate most of the inflationary impacts and mine site changes since the Feasibility Study costs were determined, more over than 2.5 year ago. The Updated Technical Report is expected to incorporate any other inflationary impacts and mine site changes.

As part of the Updated Technical Report, operating and sustaining capital costs will be updated to reflect cost increases experienced to date, as well as any potential additional costs related to the life of mine plan ("LOM"), updated mining contract, labour and consumables.

The Company's strategic decision to allocate capital towards developing a robust stockpile early in the project life has significantly de-risked the ramp-up and is expected to be a strong asset into 2024 and possibly beyond. As the percentage of processing throughput sourced from stockpiles declines, the benefit to the current cost structure will be impacted.

Exploration

Exploration activities at Las Chispas in Q1, 2023 remained focused on expansion drilling along known veins, target generation and review of exploration opportunities, which is ongoing both on site and regionally.

ESG

During the quarter there were no environmental incidents at Las Chispas.

The Company continued to progress its five-year water-related infrastructure projects in the community. In Q1, 2023 SilverCrest completed construction of a water intake valve and 500 metres of aqueducts which serve as key infrastructure to efficiently access water for the ranchers and farmers in our community. The next phase of these projects, as outlined in SilverCrest's Water Stewardship Report, will begin in Q2, 2023 with the refurbishment of additional aqueducts and continued replacement of deteriorating sections of the community sewage system. These projects will help support the key economic drivers of the communities in which the Company operates. SilverCrest's ESG initiatives have recently been recognized in Mexico through receipt of the 2023 ESR Socially Responsible Company® distinction, awarded by the Mexican Center for Philanthropy (CEMEFI).

SilverCrest remains on track to deliver an inaugural ESG report in Q2, 2023.

Updated Technical Report

SilverCrest remains on schedule to complete an Updated Technical Report in late Q2, 2023. This report will include updated resources and reserves, which will incorporate both increased infill drilling and data from underground operations, including reconciliation. The updated reserves will support refreshed operating and sustaining costs, and a new LOM plan which will consider the optimal mining, stockpile and processing rates.

Consolidated Financial Statements

This press release should be read in conjunction with SilverCrest's unaudited interim consolidated financial statements and management's discussion and analysis for the three months ended March 31, 2023 which are available on the Company's website at www.silvercrestmetals.com, and under the Company's profiles on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

First Quarter 2023 Conference Call

A conference call to discuss the Company's Q1, 2023 financial results will be held tomorrow Friday May 12th at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Friday, May 12, 2023 at 11:00 a.m. ET / 8:00 a.m. PT

Telephone:	Toronto: +1-416-764-8624
North America Toll Free: 1-888-259-6580
Conference ID: 36026049

Webcast:	https://silvercrestmetals.com/investors/events/

Qualified Persons Statement

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is operating its Las Chispas Mine in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company completing a technical report update in Q2, 2023; providing updated costs and production guidance; optimizing the operation; and publishing its inaugural ESG report in Q2, 2023. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies, continued commercial operations at the Las Chispas Mine, the environment in which the Company will operate in the future, including the price of gold and silver, estimates of capital and operating costs, production estimates, estimates of mineral resources and metallurgical recoveries and mining operational risk; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

NON-IFRS FINANCIAL MEASURES

SilverCrest uses certain non-IFRS performance measures in this news release. Non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-IFRS financial measures - Average realized gold and silver price

Average realized gold and silver price per ounce is calculated by dividing the Company's gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. Average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold and silver sales. As Q1, 2023, is the first full quarter of production, no comparative period exists.

		Q1, 2023
($ 000's, except per ounce amounts)
Revenues from financial statements		$57,983
Ag sales		(31,307)
Au sales	A	26,676
Au oz sold during the period	B	14,200
Average realized Au price per oz sold	A/B	$1,879

Revenues from financial statements		57,983
Au sales		(26,676)
Ag sales	A	31,307
Ag oz sold during the period	B	1,361,000
Average realized Ag price per oz sold	A/B	$23.00

Non-IFRS financial measure - Net free cash flow

Net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. SilverCrest calculates net free cash flow by deducting expenditures on mineral property, plant, and equipment from net cash provided by operating activities. Non-sustaining and growth capital activities are excluded. Net free cash flow is divided by the basic weighted average shares outstanding to get the net free cash flow per basic share. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities. This differs from the Companies calculation as net cash used in investing activities is used in place of expenditures on mineral property, plant, and equipment. Net cash used in investing activities would include all cash inflows and outflows related to investing activities as per the consolidated statement of cash flows. As Q1, 2023, is the first full quarter of production, no comparative period exists.

Net free cash flow		Q1, 2023
		$ 000's
Cash flow from operating activities		26,973
Sustaining capital expenditures		(7,653)
Net free cash flow	A	19,320
Weighted average shares outstanding - basic	B	147,200
Net free cash flow - basic per share	A/B	0.13

Sustaining capital expenditures		Q1, 2023
		$ 000's
Expenditures on mineral property, plant, and equipment		(7,930)
Payment of lease liabilities		(43)
Non-sustaining and growth capital activities		320
Sustaining capital expenditures		(7,653)

Non-IFRS financial measure - Net Cash

SilverCrest calculates net cash by deducting debt from cash and cash equivalents as reported in the consolidated statements of financial position. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate the Company's and liquidity and capital resources.

Net Cash	March 31, 2023	December 31, 2022
	$ 000's	$ 000's
Cash and cash equivalents	$45,765	$50,761
Debt	(24,811)	(49,591)
Net cash	$20,954	$1,170

Non-IFRS financial measure - Cash costs and cash cost per silver equivalent ounce sold

The Company uses cash costs per ounce of precious metals sold to monitor its operating performance internally. The most directly comparable measure prepared in accordance with IFRS is cost of sales. The Company believes this measure provides investors and analysts with useful information about its underlying cash costs of operations. The Company also believes it is a relevant metric used to understand its operating profitability and ability to generate cash flow. Cash costs are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS financial measures are similar to those reported by other mining companies. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS financial measures. Cash costs include production costs, refinery and transportation costs and extraordinary mining duty. Cash costs excludes non-cash depreciation and depletion and site share-based compensation. As Q1, 2023, is the first full quarter of production, no comparative period exists.

Cash costs per silver equivalent ounce is calculated by dividing cash costs by the silver equivalent ounces sold.

Non-IFRS financial measure - AISC and AISC per silver equivalent ounce sold

The Company defines AISC as the sum of total cash costs (as defined above); general and administrative expenses; share-based compensation; reclamation and closure provision depletion and accretion related to current operations; sustaining capital expenditures relating to current operations, including underground mine development and exploration and evaluation costs; and payments for leases. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of silver equivalent production from current operations, growth capital is excluded. Certain other cash expenditures, including tax payments and financing charges are also excluded. As Q1, 2023, is the first full quarter of production, no comparative period exists.

($ 000's, except per ounce amounts)	Q1, 2023
Cost of sales from financial statements	$22,377
Less: depreciation and depletion	(4,045)
Less: site share-based compensation	(388)
Less: changes in inventories	(906)
Total cash costs	17,038
Add: site share-based compensation	388
Add: reclamation and closure provision - depletion and accretion	199
Add: sustaining capital expenditures	7,653
Add: changes in inventories	906
Total all-in sustaining costs at the project level	$26,184
Add: corporate general and administrative expenses (including share-based compensation)	3,520
Total all-in sustaining costs	$29,704

AgEq koz sold (86.9:1)	2,595
Total cash costs per oz sold	$6.57
All-in sustaining costs per oz sold at the project level	$10.09
All-in sustaining costs per oz sold	$11.45